[redacted]

09040497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAY 1 2009
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53059

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS International Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
101 Park Avenue
(No. and Street)

New York	New York	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Chao **201-352-4596**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert Chao**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS International Inc., as of December 31, 20 08, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

ANGELA CRAVOTTA
Notary Public of New Jersey
Commission Expires 4/3/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

UBS International Inc.
(A subsidiary of UBS Americas Inc.)

December 31, 2008
with Report of Independent Registered Public Accounting Firm

UBS International Inc.

Consolidated Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder of
UBS International Inc.

We have audited the accompanying consolidated statement of financial condition of UBS International Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of UBS International Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

February 27, 2009

Ernst & Young LLP

UBS International Inc.

Consolidated Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 55,053,702
Employee forgivable loans, net of accumulated amortization of $36,834,480	49,547,989
Financial instruments owned, at fair value	976,031
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $13,841,415	6,514,863
Current income taxes	1,480,310
Deferred income taxes, net	13,912,420
Other assets	281,722
Total assets	$ 127,767,037
Liabilities and Stockholder's equity	
Liabilities:	
Financial instruments sold, not yet purchased, at fair value	$ 673,656
Payables to affiliates	3,754,080
Accrued compensation and benefits	2,465,055
Other liabilities and accrued expenses	1,943,639
	8,836,430
Commitments and contingencies (Note 8)	
Subordinated borrowings	40,000,000
Stockholder's equity:	
Common stock ($0.01 par value; 500,000 shares authorized, issued and outstanding)	5,000
Additional paid-in capital	49,840,132
Retained earnings	29,085,475
	78,930,607
Total liabilities and stockholder's equity	$127,767,037

See notes to consolidated statement of financial condition.

UBS International Inc.

Notes to Consolidated Statement of Financial Condition

December 31, 2008

Note (1) Organization and Description of Business

The consolidated statement of financial condition includes the accounts of UBS International Inc. and its wholly owned subsidiary UBS International Hong Kong Limited (collectively, "UBSI" or the "Company"). All material intercompany balances and transactions have been eliminated. The Company is a wholly-owned subsidiary of UBS Americas Inc. ("UBS Americas") which is a wholly-owned subsidiary of UBS AG ("UBS"), a bank organized under the laws of Switzerland, which conducts banking and related financial business in the United States for corporate and other customers.

The Company is engaged in one principal line of business, that of serving the investment and capital needs of individual and institutional clients. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the National Futures Association ("NFA").

Clearing and depository operations for the Company's clients are provided by UBS Financial Services Inc. ("UBSFSI"), an affiliated clearing broker-dealer, on a fully disclosed basis.

Note (2) Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represents cash on deposit at banks and highly liquid investments not held for resale, with a maturity of three months or less. Cash equivalents are carried at cost plus accrued interest. On December 31, 2008, the Company held $48,288,988 of commercial paper which qualifies as cash equivalents. It is the Company's policy to purchase only such commercial paper that qualifies as an allowable asset for net capital under Rule 15c3-1.

Note (2) Summary of Significant Accounting Policies (continued)

Revenues

Commission income is recognized on settlement date. Recording commissions on a trade date basis would not have a material effect on the consolidated statement of financial condition, taken as a whole. Asset management fees are accrued for during the period in which they are earned. Principal transactions are recorded on a trade date basis. Investment banking revenues are recorded in the period in which they are earned. Principal transactions are riskless principal trades entered into by the Company only when it has a confirmed customer order.

Amortization and Depreciation

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of ten years, the estimated useful life of the asset or the remaining term of the lease.

Employee Forgivable Loans

The Company has entered into various agreements with its brokers whereby certain brokers receive a forgivable loan. These employee forgivable loans ("EFL") have been capitalized on the consolidated statement of financial condition and are being amortized on a straight-line basis over the terms specified in each agreement.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal, state and local taxes, and foreign taxes are provided on a separate return basis.

Note (2) Summary of Significant Accounting Policies (continued)

Accounting Pronouncements

In September 2006, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. The Company adopted the provision of SFAS No. 157 for financial assets and liabilities on January 1, 2008, as required. Pursuant to FASB Staff Position ("FSP") FAS 157-2, "Effective Date of FASB Statement No. 157", the Company elected to defer the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities until fiscal year 2009.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active". FSP FAS 157-3 clarifies the application of SFAS No. 157, "Fair Value Measurements" when the market for the asset is not active. Application issues include the consideration of the (i) reporting entity's own assumptions, (ii) available observable inputs and (iii) use of market quotes in an inactive market. The FSP became effective upon issuance, including prior periods for which financial statements have not been issued. The Company adopted FSP FIN 157-3 for the year ended December 31, 2008. The adoption of FSP FIN 157-3 did not have a material impact on the Company's consolidated statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. For any eligible items that exist at the effective date for which an entity chooses to elect the fair value option, the effect of the first re-measurement to fair value shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The adoption of SFAS No. 159 did not have a material impact on the Company's consolidated statement of financial condition.

Note (2) Summary of Significant Accounting Policies (continued)

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" and SFAS No. 160, "Non controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". These new standards change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. SFAS No. 141(R) and SFAS No. 160 are effective for the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141 (R) and SFAS No. 160 are not expected to have a material impact on the Company's consolidated statement of financial condition.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities about Transfers of Financial Assets and Interest in Variable Interest Entities". This FSP amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", to require reporting entities to provide additional disclosures about their involvement with variable interest entities including sponsors of variable interest entities that have an insignificant interest. The FSP is effective for the first interim or annual reporting period ending after December 15, 2008. The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not have a material impact on the Company's consolidated statement of financial condition.

Note (3) Fair Value Measurement

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement considers attributes specific to an asset or liability, for example restrictions, if any, on the sale or use of the asset at the measurement date.

The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

Note (3) Fair Value Measurement (continued)

For financial instruments which are quoted in an active market, fair value is determined directly from those quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available and those quotes represent actual and regularly occurring market transactions on an arm's length basis.

For financial instruments which do not have directly available quoted market prices, fair values are estimated using valuation techniques based wherever possible on assumptions supported by observable market prices or rates existing at the measurement date. This is the case for the majority of OTC derivatives and for many unquoted instruments and other items which are not traded in active markets.

For a portion of financial instruments, fair values cannot be obtained directly from quoted market prices, or indirectly using valuation techniques or models supported by observable market prices or rates. This is the case for certain complex or structured financial instruments. In these cases fair value is estimated indirectly using valuation techniques or models for which the inputs are believed by management to be reasonable assumptions, based on market conditions.

Financial instruments are valued at the bid price for long positions and the offer price for short positions. For financial instruments with offsetting market risks, the mid-market price is used to determine fair value. Where a residual exposure exists, a mid-to-bid or mid-to-offer valuation adjustment is recorded. In an attempt to increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy outlined in SFAS No.157 prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (level 1) and the lowest priority to unobservable inputs (level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy.

The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number factors specific to the financial instrument.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an

Note (3) Fair Value Measurement (continued)

are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

At December 31, 2008, the Company had $976,031 and $673,656 in financial instruments owned and financial instruments sold, not yet purchased, respectively, which were all included in level 1.

Note (4) Transactions with Customers

For transactions where the Company, through the affiliated clearing broker-dealer, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the affiliated clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

Note (5) Office Equipment and Leasehold Improvements

Office equipment and leasehold improvements, at cost, consist of the following:

Office equipment	$ 7,620,900
Leasehold improvements	12,735,378
	20,356,278
Less accumulated depreciation	13,841,415
	$ 6,514,863

Note (6) Related Party Transactions

The Company has revenue sharing agreements with UBSFSI and UBS Securities LLC whereby the Company is allocated a selling concession by the affiliates when customers introduced by the Company to the affiliates acquire securities underwritten by the affiliates.

The Company has also entered into a revenue sharing agreement with UBS AG, New York Branch (the "Branch") whereby the Company is allocated interest on introduced customers un-invested balances.

UBSFSI remits interest earned on all margin debit balances of customers introduced by the Company pursuant to a correspondent clearing agreement.

Note (6) Related Party Transactions (continued)

The Company has entered into a contractual arrangement with the Branch pursuant to which it utilizes the administrative services of the Branch, including personnel and facilities, and is allocated a charge for their usage.

Note (7) Liability Subordinated to Claims of General Creditors

Under the terms of a revolving subordinated loan agreement approved by the Financial Industry Regulatory Authority ("FINRA"), UBS Americas has agreed to make loans to the Company up to a maximum of $40,000,000, from time to time, which mature on December 31, 2016. The loan bears interest at a rate based upon USD Overnight LIBOR as posted daily by the British Bankers Association. On December 31, 2008, there was $40,000,000 outstanding.

This loan is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements and subject to certain notification and other provisions of the net capital rule.

Note (8) Commitments and Contingencies

At December 31, 2008, the Company's future minimum rental commitments based upon the terms (including escalation costs) under non-cancellable leases that have an initial or remaining term of one year or more were as follows:

	Total Rent Payments
2009	$ 2,479,678
2010	1,006,004
2011	907,299
2012	933,981
2013	961,072
Thereafter	2,470,912
	$ 8,758,946

In the ordinary course of business, the Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

Note (9) Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, cash and restricted stock awards, and other stock based awards.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan. These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. These new hire awards are expensed over the vesting periods.

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

Note (9) Employee Incentive Awards (continued)

The fair value of options granted during 2008 was determined using the following assumptions (in CHF):

2008 Awards	Weighted Average	Range Low	Range High
Expected volatility (%)	33.86	30.00	49.32
Risk free interest rate (%)	2.83	1.74	3.27
Expected dividend	1.66	1.10	2.57
Strike price	30.11	14.47	46.02
Share price	28.05	14.47	43.61

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

Certain eligible employees of the Company participate in the UBSFSI PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percentage of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions, generally over a six to ten year period.

Note (10) Employee Benefit Plans

Eligible employees of the Company were included in the defined benefit plan of UBSFSI, which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBSFSI also provided life insurance and health care benefits to employees of the Company.

Note (11) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule, which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company uses the aggregate indebtedness method permitted by Rule 15c3-1 which requires the Company to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2008, the Company had net capital of $46,760,914 which exceeded its requirement by $46,216,729. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1 at December 31, 2008.

The Company is also subject to Regulation 1.17 of the CFTC, which permits conformance with minimum financial standards of designated self-regulatory organizations. As the Company is a member of the NFA, it maintains adjusted net capital equal to or in excess of the greatest of $45,000 or the amount of net capital required by Rule 15c3-1 of the SEC.

Note (12) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the net deferred tax asset of $13,912,420 is reflected without reduction for a valuation allowance and is primarily attributable to employee benefits.

In accordance with FAS 109, a valuation allowance is to be recorded whenever the ultimate realization of deferred tax assets is, more likely than not, not going to be realized. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

Note (12) Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Total
Balance of unrecognized tax benefits as of January 1, 2008	$ 358,210
Gross increases in tax positions taken during prior periods	-
Gross decreases in tax positions taken during prior periods	(107,848)
Gross increases in tax positions taken during the current period	-
Gross decreases in tax positions taken during the current period	-
Decreases due to settlements with tax authorities	-
Decreases due to lapse of statute of limitations	-
Balance of unrecognized tax benefits as at December 31, 2008	$ 250,362
Total amount of unrecognized tax benefits that, if recognized, would affect the effective rate.	$ (93,713)
Total interest and penalties recognized on the consolidated statement of income	$ 9,640
Total interest and penalties recognized on the consolidated statement of financial condition	$ 61,074

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company is a member of a consolidated group that files a consolidated federal income tax return and both combined and stand-alone state and local income tax returns in various state and local jurisdictions. As of December 31, 2008, the consolidated group of which the Company is a member remains under examination by the Internal Revenue Services ("IRS") for the tax years 2000 through 2004. There are various state and local jurisdictions currently under audit for tax years 1997 through 2006.

The IRS examination was determined to be "effectively settled" during 2008, and it is anticipated to be completed by the end of 2009. Regarding the audit, the IRS has proposed adjustments which relate to landlord contributions. At the completion of the audit, the Company does not believe that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change by the end of 2009.

Note (13) Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, the total amount of customer balances maintained by its clearing broker-dealer and subject to such indemnification was approximately $223,502,526. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2008, there were no amounts recorded as a liability pursuant to this indemnification.

IRR CAPITAL MARKETS, INC.

STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2008 AND 2007
WITH INDEPENDENT AUDITORS' REPORT